Form C

Cover Page

Name of issuer:

2 Row Brewing LLC

Legal status of issuer:

Form: Limited Liability Company

Jurisdiction of Incorporation/Organization: UT

Date of organization: 5/15/2014

Physical address of issuer:

6856 S. 300 W.
Midvale UT 84047

Website of issuer:

http://2rowbrewing.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

7.5% of the offering amount upon a successful fundraise, and be entitled to reimbursement for out-of-pocket third party expenses it pays or incurs on behalf of the Issuer in connection with the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

No

Type of security offered:

☐ Common Stock
☐ Preferred Stock
☐ Debt
☑ Other

If Other, describe the security offered:

Preferred B Units

Target number of securities to be offered:

1,415

Price:

$39.59000

Method for determining price:

Dividing pre-money valuation $4,200,499.00 (or $3,749,574.00 for investors in the first $300,001.26) by number of units outstanding on fully diluted basis.

Target offering amount:

$50,006.10

Oversubscriptions accepted:

☑ Yes
☐ No

If yes, disclose how oversubscriptions will be allocated:

☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other

If other, describe how oversubscriptions will be allocated:

As determined by the issuer

Maximum offering amount (if different from target offering amount):

$1,234,998.29

Deadline to reach the target offering amount:

4/30/2023

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees:

6

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$332,945.00	$514,728.00
Cash & Cash Equivalents:	$109,031.00	$220,789.00
Accounts Receivable:	$33,424.00	$21,636.00
Short-term Debt:	$36,947.00	$31,265.00
Long-term Debt:	$307,445.00	$399,030.00
Revenues/Sales:	$611,610.00	$691,903.00
Cost of Goods Sold:	$229,188.00	$181,737.00
Taxes Paid:	$0.00	$0.00
Net Income:	($135,782.00)	($45,538.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

2 Row Brewing LLC

COMPANY ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer.

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

INSTRUCTION TO QUESTION 2: If any of these statements are not true, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Brian Coleman	CEO	2 Row Brewing	2014
Deidria Coleman	VP	2 Row Brewing	2014

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Deidria Coleman	Vice President	2014
Deidria Coleman	Secretary	2014
Brian Coleman	President	2014
Brian Coleman	CEO	2014

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any

person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Deidria Coleman	47500.0 Class A	44.77
Brian Coleman	47500.0 Class A	44.77

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. ***Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.***

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

> All investments risk the loss of capital. No guarantee or representation is made that the Company will achieve its investment objectives. An investment in the Company is speculative and involves certain considerations and risk factors, which prospective investors should consider before subscribing.

If any of the events described in these risk factors or the documents described herein should occur, or if additional risks not presently known to the Company should occur, or risks not currently considered by the Company to be material should occur, the Company's business, financial condition or results of operation could be harmed, its ability to operate could be adversely affected and investors could lose all or part of their investment. An investment in the Company involves a high degree of risk and Units should not be purchased by any person who cannot afford a loss of his, her or its entire investment.

General and Business Risks.

The business in which the Company generally engages involves significant risks. No assurance can be given that investors will realize a profit on their investment. Moreover, each investor may lose some or all of its investment. Because of the nature of the Company's business activities, the results of the Company's operations may fluctuate from period to period. Accordingly, investors should understand that the results of a particular period will not necessarily be indicative of results in future periods.

Competition and Innovation

Intense competition in the craft beer space and changing consumer preferences in the Company's key markets could cause the Company to reduce prices of its products, increase capital investment, increase marketing and other expenditures or prevent the Company from increasing prices to recover higher costs, any of which could cause the Company to reduce margins or lose market share. Any of the foregoing could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, innovation faces inherent risks, and the new products the Company introduces may not be successful, while competitors may be able to respond more quickly to emerging trends.

A downturn in the economy may affect consumer purchases of discretionary spending, which could have an adverse effect on the Company's business, financial condition, profitability and cash flows.

The United States economy is subject to recessions and fluctuations in supply and demand as a result of a variety of issues, including turmoil in the credit and financial markets, consumer confidence, concerns regarding the stability and viability of major financial institutions, the state of the housing markets, and volatility in worldwide stock markets. Given the potential significance and widespread nature of these circumstances, the U.S. economy could be significantly challenged in a recessionary state for an indeterminate period of time. These economic conditions could cause many of the Company's existing and potential customers to delay or reduce purchases of our products for some time, which in turn could harm its business by adversely affecting its revenues, results of operations, cash flows and financial condition. The Company cannot predict the duration of these economic conditions or the impact they will have on its customers or business.

Management Reliance.

The Company is substantially dependent on the skills, experience, decisions and actions of its senior management and other key personnel, particularly Brian Coleman. The Company does not carry "key person" life insurance policies. The death, disability, departure or retirement of any key individual would have a substantial adverse effect on the Company.

Liquor Laws in Utah.

The sale of alcohol in Utah is governed by a complex set of laws and

regulations that change on a regular basis. Compliance with such laws is essential to remaining licensed to produce and sell alcoholic beverages. Failure to properly comply (including inadvertent sales to minors) could result in the Company losing its license to produce and sell alcoholic beverages, which would have a material adverse impact on the Company's profitability.

The Company may be subject to periodic litigation and other regulatory proceedings, which could results in unexpected expense of time and resources.

From time to time, the Company may be called upon to defend against lawsuits and regulatory actions relating to its business. As a manufacturer and a distributor of products for human consumption, the Company may experience product liability claims and litigation to prosecute such claims. Additionally, the manufacture and sale of these products involves the risk of injury to consumers as a result of tampering by unauthorized third parties or product contamination. Due to the inherent uncertainties of litigation and regulatory proceedings, the Company cannot accurately predict the outcome of any such proceedings. An unfavorable outcome could have an adverse impact on its business, financial condition and results of operations. In addition, any significant litigation in the future, regardless of its merits, could divert management's attention from operations and result in substantial legal fees.

Long-term, Illiquid Investment.

Prospective investors should consider investment in the Company a long-term, illiquid investment of indefinite duration. There is currently no public market for the Units and the Company does not anticipate that any such market will develop. The Units have not been registered under the Securities Act or any other applicable state or federal securities law, rule or regulation. There can be no assurance that the Company will be able to maintain cost efficient operations or that any future site will achieve a significant level of market acceptance. The Company's business model implementation and growth plan will require significant expenditures. The required level and timing of such expenditures will impact the Company's ability to achieve profitability and positive cash flows from operations at the levels projected. As a result, there can be no assurance that the Company will ever achieve significant commercial revenues or profitability

Future Classes of Preferred Units.

The Company's Board of Managers is authorized to issue Preferred Units. The Company's Board of Managers has the power to establish the dividend rates, liquidation preferences, voting rights, redemption and conversion terms and privileges with respect to any series of Preferred Units. The issuance of any Preferred Units may result in a decrease in the value or market price of the Units that you acquire. Holders of Preferred Units may have the right to receive dividends, certain preferences in liquidation, and conversion rights.

Offering Price No Relation to Value.

The Company determined the Unit price and maximum offering amount of the Units without an independent valuation. Among the factors considered in determining this price and amount were its profitability, its current immediate prospects, the backgrounds of the employees and the current condition of the financial markets. There is, however, no relationship whatsoever between the offering price of the Units and the Company's assets, earnings, book value or any other objective criteria of value.

Minority Ownership.

The Units offered constitute a minority ownership interest in the Company. The officers and managers will own on a fully-diluted basis a majority of the Company's Units. Accordingly, the Company's officers and managers are able to influence the election of the Company's management and the outcome of Company actions requiring member approval.

Complicated Structure; No Other Representations.

The structure of the Company is complex. It is possible that a potential Member may misunderstand or misread the Operating Agreement or representations of an officer of the Company. However, the Operating Agreement, and not any investor's subjective understanding of the Operating Agreement, or any representations outside this Agreement, governs the rights, preferences and obligations of a Member of the Company.

No Audited Financial Statements.

The Company does not have audited financial statements. Any financial statements prepared by the Company may not be audited, reviewed, compiled or otherwise verified by any external accountant financial statements or be prepared in accordance with generally accepted accounting principles. Having no external review raises the probability that such errors may not be discovered and corrected.

If the Company violates federal or state securities laws, it could face significant legal liability and be forced to terminate its operations.

The Company is offering the Units pursuant to an exemption from registration under state and federal securities laws and has not registered and does not intend to register the Units under the Securities Act. As a result of the Company's decision to offer the Units without registration under the Securities Act in reliance upon the exemptions from registration thereunder, the Company is subject to a risk that a sale to or exchange with one or more investors could result in the Company being in violation of the Securities Act or applicable state securities law. The consequence of this is that an enforcement action could be filed by the SEC or state securities division that might make it difficult for the Company to continue its business.

The Company depends on supply sources and strategic competencies

The attractiveness of the Company's business will depend on being able to ensure continued adequate supplies of certain raw materials. Although the Company may enter into agreements for these materials in the context of long-term commitments, any shortage of supply could adversely affect the Company's business operations.

Risks Beyond Company Control.

The continued threat of terrorism within the U.S., acts of war and adverse monetary policies may cause significant disruption to commerce throughout the world. In addition, general economic uncertainty and global recession appear to be having an adverse impact on economic conditions, which may adversely affect the Company's business. Such adversity and uncertainty could have an adverse effect on the Company's business, financial condition and results of operations.

No Independent Counsel.

The interests of investors in the Company have not been separately represented by independent counsel in connection with the preparation of the Subscription Materials, the organization of the Company, or the structuring of the Company and the transactions described herein. Michael Best & Friedrich LLP ("MBF"), the law firm that has performed, and will perform, services for the Company, was retained by the Company. MBF's services shall not be construed as an endorsement or recommendation of

the Units or confirmation of the accuracy of the Company's information contained herein or elsewhere. MBF has not conducted an independent investigation relating to the facts and information set forth in the Subscription Materials but has relied solely on the Company for the information provided therein. Each investor is advised to obtain his, her or its own independent legal, tax or other counsel. Each investor acknowledges that MBF does not represent such party and that MBF is representing the Company (the interests of which may be adverse to such investor). MBF specifically disclaims any duty to any of the investors/Members as it solely represents the interests of the Company.

Federal Income Tax Risks.

There are various Federal income tax risks associated with an investment in the Company. Set forth below is a brief discussion of some of these tax risks. Each prospective Member is strongly urged to consult his, her or its own tax advisor concerning the effects of federal, state and local income tax laws on an investment in the Units and on his, her, or its individual tax situation. No attempt is made herein to discuss or evaluate the tax consequences under any state tax law as to any type of prospective investor.

(a) The Company May Not Be Treated As A Pass-Through Entity For Tax Purposes.

Although the Company has not requested an Internal Revenue Service ("Service") ruling as to its classification as a partnership for federal income tax purposes, the Company should be treated as a partnership for Federal income tax purposes unless the Company elects to be treated as an association taxable as a corporation. The Company has no intention to make such election.

However, if the Company has more than 100 members, and if it fails to meet certain tests under the Regulations under Section 7704 of the Internal Revenue Code of 1986, as amended ("Code"), it could be treated as a "publicly traded partnership" and taxed as a corporation. If the Company was taxable as a corporation, its income and deductions would not be passed through to the Members to be reported on their respective returns, and the Company would have to pay tax on its income, thereby reducing cash available for distribution. In addition, any distributions to the Members may be treated as taxable dividends. Such a recharacterization would substantially reduce the effective yield from an investment in the Units.

The status of the Company as a partnership for federal income tax purposes will depend upon the continued effectiveness of current applicable law and regulations.

(b) Tax Liability Of Members May Exceed The Amount Of Cash Distributions.

The allocable share of the Company's income gain or loss which Members are required to report on their personal income tax returns is not directly related to the cash distributions actually received by the Members during any year. Cash distributions, if any, from the Company may not be sufficient to pay the income tax, if any, resulting from a Member's allocable share of the Company's income or gain in any particular year, and, therefore, Investment Members could be required to use funds from other sources to satisfy their tax liability. In addition, the Company may invest the cash received upon a sale of any property, and consequently, there may not be funds available for distribution to the Members to pay their tax from the sale.

(c) Risk Of Reallocation Of Profits And/Or Losses.

Profits and/or losses allocated to the Members could be reallocated if the Service contends successfully that the allocations and distributions provided for in the Operating Agreement do not satisfy the requirements under Code Section 704. Although the Company believes substantially all of the allocations to the Members will satisfy such requirements, there can be no assurance that the Service will not attempt to reallocate such tax items among the Members.

(d) Risk Of Audit.

Information returns filed by the Company are subject to audit by the Service and the applicable state taxing authority. An audit of the Company's return could lead to adjustments increasing a Member's income, decreasing a Member's losses or increasing the tax owed. Any such audit could lead to an audit of a Member's individual tax return in which items unrelated to the Company could be challenged.

(e) Alternative Minimum Tax.

The losses, if any, allocated to the Members and any tax preference items generated in connection with a Member's investment in the Company could subject a Member, depending on his, her, or its other items of income, deduction and tax preferences, to the alternative minimum tax. Since the application of the alternative minimum tax to each Member will vary depending on a Member's personal tax situation in any year, each prospective investor should consult with his, her, or its personal tax adviser with respect to the possible application of the alternative minimum tax and its consequences.

(f) Payments to the Manager And Affiliates.

The Company has made and will make payments to the Manager or its affiliates for various services and will deduct payments for certain of those services over various periods of time. However, there can be no assurance that any or all of such amounts will not be deemed by the Service to be includable in the cost of the Company's properties or to be nondeductible items, in which case the deductions available to the Company would be reduced in the early years of its operations and possibly increased through additional amortization and depreciation deductions in later years.

(g) Limitations on the Deductibility Of Losses.

A Member's share of Company losses, if any, may be deducted only to the extent of the Member's tax basis in the Units and such Member's at-risk amount with respect to each activity. Also, an investment in the Units will be a passive investment activity to each Member. Under Section 469 of the Code, the losses, if any, allocated to a Member can be used only to offset a Member's passive income and cannot be used to offset a Member's income from salary, interest, dividends or other non-passive sources. In addition, any interest income of the Company cannot be offset by passive losses from this or other entities and, therefore, it is possible that the Members will be allocated income and losses from the Company that cannot be offset against each other. Each prospective Member should consult his, her, or its own tax adviser as to the application of these complex rules to the Member's personal situation.

(h) Penalties and Interest.

If the Service successfully challenges the Company's tax treatment of one or more items, the Members may be liable for penalties and interest, as well as additional tax.

(i) Possible Changes in Tax Laws.

The tax laws and their interpretation are constantly under review. Proposals are continually made to amend such laws, and such proposals vary widely in their scope and effect. Any future changes could have an adverse effect on an investment in the Company. This is an area of rapid and unpredictable change, and prospective investors are urged to consult their own tax advisers as to current developments.

State and Local Taxes.

Members should consider potential state and local income tax consequences of an investment in the Interests. A Member's allocable share of the Company's net income or net loss generally will be required to be included in his/her/its taxable income or loss for state or local income tax purposes. The tax treatment of particular items under state or local income tax laws may vary materially from the federal income tax treatment of such items. In addition, to the extent the Company Members should consult their own tax advisors with respect to these matters. Many states have implemented or are implementing programs to require entities taxed as partnerships to withhold any state income taxes owed by nonresident members on income-producing properties located in their states. The Company may be required to withhold state taxes from cash distributions otherwise payable to the Members. These collection and filing requirements at the state or local level, and the possible imposition of state or local income, franchise, or other taxes on the Company, may result in increases in the Company's administrative expenses, which would reduce cash available for distribution to the Members. Members' tax return filing obligations and expenses may also be increased as a result of expanded state and local filing obligations. The Company encourages potential investors to consult with their own tax advisor on the impact of applicable state and local taxes and state tax withholding requirements.

THERE ARE VARIOUS RISKS ASSOCIATED WITH THE FEDERAL AND STATE INCOME TAX ASPECTS OF AN INVESTMENT IN THE COMPANY. IN VIEW OF THE COMPLEXITY OF THE TAX ASPECTS OF THIS OFFERING, PARTICULARLY IN LIGHT OF CHANGES IN THE LAW AND THE FACT THAT CERTAIN OF THE TAX ASPECTS OF THIS OFFERING WILL NOT BE THE SAME FOR ALL MEMBERS, EACH PROSPECTIVE INVESTOR IS STRONGLY URGED TO CONSULT HIS, HER, OR ITS OWN TAX ADVISOR CONCERNING THE EFFECTS OF FEDERAL, STATE AND LOCAL INCOME TAX LAWS ON AN INVESTMENT IN THE UNITS AND ON HIS, HER, OR ITS INDIVIDUAL TAX SITUATION. NO ATTEMPT IS MADE HEREIN TO DISCUSS OR EVALUATE THE TAX CONSEQUENCES UNDER ANY FEDERAL LAW OR STATE TAX LAW AS TO ANY TYPE OF PROSPECTIVE MEMBER.

TO ENSURE COMPLIANCE WITH IRS CIRCULAR 230, PROSPECTIVE INVESTORS ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF FEDERAL TAX ISSUES IN THIS LETTER IS NOT INTENDED OR WRITTEN BY US TO BE RELIED UPON, AND CANNOT BE RELIED UPON BY PROSPECTIVE INVESTORS, FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON PROSPECTIVE INVESTORS UNDER THE CODE; (B) SUCH DISCUSSION IS WRITTEN IN CONNECTION WITH THE PROMOTION OR MARKETING OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN; AND (C) PROSPECTIVE INVESTORS SHOULD SEEK

ADVICE BASED ON THEIR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

FOR ALL OF THE AFORESAID REASONS AND OTHERS SET FORTH AND NOT SET FORTH HEREIN, THE UNITS OFFERED INVOLVE A HIGH DEGREE OF RISK. ONLY RISK CAPITAL (CAPITAL YOU CAN AFFORD TO LOSE) SHOULD BE INVESTED IN THE COMPANY. ANY PERSON CONSIDERING THE PURCHASE OF THESE UNITS SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS AGREEMENT AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE COMPANY. THE UNITS SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

The Offering

USE OF FUNDS

9. What is the purpose of this offering?

The Company intends to use the net proceeds of this offering for working capital and general corporate purposes, which includes the specific items listed in Item 10 below. While the Company expects to use the net proceeds from the Offering in the manner described above, it cannot specify with certainty the particular uses of the net proceeds that it will receive from this Offering. Accordingly, the Company will have broad discretion in using these proceeds.

10. How does the issuer intend to use the proceeds of this offering?

If we raise: **$50,006**

Use of Proceeds: 92.5% For Marketing and social media marketing. 7.5% toward Wefunder fees.

If we raise: **$200,000**

Use of Proceeds: 92.5% of the additional funds for buildout and of a new brewery...location yet to be determined. Moving equipment and installation of electrical, plumbing, etc. 7.5% toward Wefunder fees.

If we raise: **$400,000**

Use of Proceeds: 92.5% of the additional funds for buildout of a taproom within the new brewery location. This will include beer tanks, bar build, and light kitchen buildout. 7.5% for Wefunder fees.

If we raise: **$600,000**

Use of Proceeds: 92.5% of the additional funds for upgraded equipment for increased capacity. More fermenters, grain silo, and larger glycol chiller. 7.5% Wefunder fees.

If we raise: **$800,000**

Use of Proceeds: 92.5% of the additional funds for moving into cans. Canning line, initial shipment of cans, rebranding our packaging and labels. 7.5% for Wefunder fees.

If we raise: **$1,234,998**

Use of Proceeds: 92.5% of the additional funds for hiring of salespeople and all included expenses. 7.5% for Wefunder fees.

INSTRUCTION TO QUESTION 10: An issuer must provide a reasonably detailed description of any intended use of proceeds, such that investors are provided with an adequate amount of information to understand how the offering proceeds will be used. If an issuer has identified a range of possible uses, the issuer should identify and describe each probable use and the factors the issuer may consider in allocating proceeds among the potential uses. If the issuer will accept proceeds in excess of the target offering amount, the issuer must describe the purpose, method for allocating oversubscriptions, and intended use of the excess proceeds with similar specificity. Please include all potential uses of the proceeds of the offering, including any that may apply only in the case of oversubscriptions. If you do not do so, you may later be required to amend your Form C. Wefunder is not responsible for any failure by you to describe a potential use of offering proceeds.

DELIVERY & CANCELLATIONS

11. How will the issuer complete the transaction and deliver securities to the investors?

Book Entry and Investment in the Co-Issuer. Investors will make their investments by investing in interests issued by one or more co-issuers, each of which is a special purpose vehicle ("SPV"). The SPV will invest all amounts it receives from investors in securities issued by the Company. Interests issued to investors by the SPV will be in book entry form. This means that the investor will not receive a certificate representing his or her investment. Each investment will be recorded in the books and records of the SPV. In addition, investors' interests in the investments will be recorded in each investor's "Portfolio" page on the Wefunder platform. All references in this Form C to an Investor's investment in the Company (or similar phrases) should be interpreted to include investments in a SPV.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

An Investor's right to cancel. An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.

If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.

If the Investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company, the Company will give each investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.

The Company's right to cancel. The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.

If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Ownership and Capital Structure

THE OFFERING

13. Describe the terms of the securities being offered.

Priced Round: $4,200,499.00 pre-money valuation

See exact security attached as Appendix B, Investor Contracts

2 Row Brewing LLC is offering up to 32,106 Preferred B Units, at a price per unit of $39.59.

Investors in the first $300,001.26 of the offering will receive units at a price per unit of $35.34, and a pre-money valuation of $3,749,574.00.

The campaign maximum is $1,234,998.29 and the campaign minimum is $50,006.10.

Information Rights

The Company will furnish to the undersigned if the undersigned has invested at least One Hundred Thousand Dollars (**$100,000**) in this offering and has thereby become a Major Investor (a **"Major Investor"**) (1) annual unaudited financial statements for each fiscal year of the Company, including an unaudited balance sheet as of the end of such fiscal year, an unaudited statement of operations and an unaudited statement of cash flows of the Company for such year, all prepared in accordance with generally accepted accounting principles and practices; and (2) quarterly unaudited financial statements for each fiscal quarter of the Company (except the last quarter of the Company's fiscal year), including an unaudited balance sheet as of the end of such fiscal year, an unaudited statement of operations and an unaudited statement of cash flows of the Company for such quarter, all prepared in accordance with generally accepted accounting principles and practices, subject to changes resulting from normal year-end audit adjustments. If the Company has audited records of any of the foregoing, it shall provide those in lieu of the unaudited versions. The filing of an annual report on Form C/AR shall be deemed to satisfy the requirement to provide annual financial information described above.

Participation Right

Each Major Investor has the right of first refusal to purchase such Major Investor's Pro Rata Share (as defined below) of all (or any part) of any New Securities (as defined in Section 8(d)(ii) below) that the Company may from time to time issue after the date of this Agreement, provided, however, such Major Investor shall have no right to purchase any such New Securities if such Major Investor cannot demonstrate to the Company's reasonable satisfaction that such Major Investor is at the time of the proposed issuance of such New Securities an "accredited investor" as such term is defined in Regulation D under the Securities Act. A Major Investor's "Pro Rata Share" for purposes of this right of first refusal is the ratio of (a)

the number of Units of the Company's Common Stock issued or issuable upon conversion of the Securities owned by such Major Investor, to (b) a number of Units of Common Stock of the Company equal to the sum of (1) the total number of Units of Common Stock of the Company then outstanding plus (2) the total number of Units of Common Stock of the Company into which all then outstanding Units of Preferred Stock of the Company are then convertible plus (3) the number of Units of Common Stock of the Company reserved for issuance under any stock purchase and stock option plans of the Company and outstanding warrants.

Securities Issued by the SPV

Instead of issuing its securities directly to investors, the Company has decided to issue its securities to the SPV, which will then issue interests in the SPV to investors. The SPV has been formed by Wefunder Admin, LLC and is a co-issuer with the Company of the securities being offered in this offering. The Company's use of the SPV is intended to allow investors in the SPV to achieve the same economic exposure, voting power, and ability to assert State and Federal law rights, and receive the same disclosures, as if they had invested directly in the Company. The Company's use of the SPV will not result in any additional fees being charged to investors.

The SPV has been organized and will be operated for the sole purpose of directly acquiring, holding and disposing of the Company's securities, will not borrow money and will use all of the proceeds from the sale of its securities solely to purchase a single class of securities of the Company. As a result, an investor investing in the Company through the SPV will have the same relationship to the Company's securities, in terms of number, denomination, type and rights, as if the investor invested directly in the Company.

Voting Rights

If the securities offered by the Company and those offered by the SPV have voting rights, those voting rights may be exercised by the investor or his or her proxy. The applicable proxy is the Lead Investor, if the Proxy (described below) is in effect.

Proxy to the Lead Investor

The SPV securities have voting rights. With respect to those voting rights, the investor and his, her, or its transferees or assignees (collectively, the "Investor"), through a power of attorney granted by Investor in the Investor Agreement, has appointed or will appoint the Lead Investor as the Investor's true and lawful proxy and attorney (the "Proxy") with the power to act alone and with full power of substitution, on behalf of the Investor to: (i) vote all securities related to the Company purchased in an offering hosted by Wefunder Portal, and (ii) execute, in connection with such voting power, any instrument or document that the Lead Investor determines is necessary and appropriate in the exercise of his or her authority. Such Proxy will be irrevocable by the Investor unless and until a successor lead investor ("Replacement Lead Investor") takes the place of the Lead Investor. Upon notice that a Replacement Lead Investor has taken the place of the Lead Investor, the Investor will have five (5) calendar days to revoke the Proxy. If the Proxy is not revoked within the 5-day time period, it shall remain in effect.

Restriction on Transferability

The SPV securities are subject to restrictions on transfer, as set forth in the Subscription Agreement and the Limited Liability Company Agreement of Wefunder SPV, LLC, and may not be transferred without the prior approval of the Company, on behalf of the SPV.

14. Do the securities offered have voting rights?

☐ Yes
☑ No

15. Are there any limitations on any voting or other rights identified above?

See the above description of the Proxy to the Lead Investor.

16. How may the terms of the securities being offered be modified?

This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended only by a writing executed by all parties.

Pursuant to authorization in the Investor Agreement between each Investor and Wefunder Portal, Wefunder Portal is authorized to take the following actions with respect to the investment contract between the Company and an investor:

A. Wefunder Portal may amend the terms of an investment contract, provided that the amended terms are more favorable to the investor than the original terms; and
B. Wefunder Portal may reduce the amount of an investor's investment if the reason for the reduction is that the Company's offering is oversubscribed.

RESTRICTIONS ON TRANSFER OF THE SECURITIES BEING OFFERED:

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

1. to the issuer;
2. to an accredited investor;
3. as part of an offering registered with the U.S. Securities and Exchange Commission; or
4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common A	1,000,000	106,100	Yes

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	

Describe any other rights:

Class A units are voting units, Class B units are non-voting. Class B Units will have a liquidation preference over Class A Units.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

The holders of a majority-in-interest of voting rights in the Company could limit the Investor's rights in a material way. For example, those interest holders could vote to change the terms of the agreements governing the Company's operations or cause the Company to engage in additional offerings (including potentially a public offering).

These changes could result in further limitations on the voting rights the Investor will have as an owner of equity in the Company, for example by diluting those rights or limiting them to certain types of events or consents.

To the extent applicable, in cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional equity, an Investor's interest will typically also be diluted.

Based on the risk that an Investor's rights could be limited, diluted or otherwise qualified, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Additional risks related to the rights of other security holders are discussed below, in Question 20.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

No.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

As holders of a majority-in-interest of voting rights in the Company, **the unitholders** may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, **the unitholders** may change the terms of the Operating Agreement for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. **The unitholders** may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. **The unitholders** have the right to redeem their securities at any time. Unitholders could decide to force the Company to **redeem** their **securities** at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability.In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional units, an Investor's interest will typically also be diluted.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other

generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common unit that take into account factors such as the following:

1. unrelated third party valuations of our common unit;
2. the price at which we sell other securities, such as convertible debt or preferred Unit, in light of the rights, preferences and privileges of our those securities relative to those of our common unit;
3. our results of operations, financial position and capital resources;
4. current business conditions and projections;
5. the lack of marketability of our common unit;
6. the hiring of key personnel and the experience of our management;
7. the introduction of new products;
8. the risk inherent in the development and expansion of our products;
9. our stage of development and material risks related to our business;
10. the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
11. industry trends and competitive environment;
12. trends in consumer spending, including consumer confidence;
13. overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
14. the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Management, and the Investor will have no independent right to name or remove an officer or member of the Management of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

23. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on

investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from unitholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company to manage the Company so as to maximize value for unitholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the Management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:

Loan

Lender	Pinnacle Capital
Issue date	04/02/18
Amount	$46,082.00
Outstanding principal plus interest	$1,020.95 as of 02/09/23
Interest rate	11.82% per annum
Maturity date	03/03/23
Current with payments	Yes

Equipment

Loan

Lender	Pinnacle Capital
Issue date	08/05/19
Amount	$35,221.00
Outstanding principal plus interest	$11,799.40 as of 02/09/23
Interest rate	12.03% per annum
Maturity date	06/06/24
Current with payments	Yes

Equipment

Loan

Lender	Brian Coleman
Issue date	01/30/20
Amount	$114,941.00
Outstanding principal plus interest	$114,941.00 as of 01/22/23

Outstanding principal plus interest	[illegible]
Interest rate	7.5% per annum
Current with payments	Yes

Interest-only payments with no maturity date; the full principal is intended to be paid back once the company is profitable and in good financial health.

Loan

Lender	SBA
Issue date	06/13/20
Amount	$500,000.00
Outstanding principal plus interest	$519,548.00 as of 01/31/23
Interest rate	3.75% per annum
Maturity date	06/15/50
Current with payments	Yes

EIDL Loan

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
6/2020	Other	Preferred stock	$152,500	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	Brian Coleman
Amount Invested	$114,941.00
Transaction type	Loan
Issue date	01/30/20
Outstanding principal plus interest	$114,941.00 as of 01/22/23
Interest rate	7.5% per annum
Current with payments	Yes
Relationship	President

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent,

spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Invest in 2 Row Brewing, with the highest rated beer in Utah.

We're a local brewery that produces and sells high-quality craft beer through our bottle shop and local distributors in Utah. We bring in raw ingredients to brew the beer and ferment it onsite prior to packaging in bottles and kegs. We have 5 products that have state-wide distribution through Utah's liquor store system and beer distributors that deliver to many bars and restaurants throughout the State.

We first need a larger production facility that can also accommodate a tap room for customers to enjoy our beer onsite. Within 5 years, we hope to expand into 2-3 offsite taprooms in different locations within the state. We will also be expanding our distribution to neighboring states, starting with the states that have already inquired about selling beer.

Milestones

2 Row Brewing LLC was organized in the State of Utah in May 2014.

Since then, we have:

- 7 years of successful operations; now in need of a larger production facility.
- New facility will include a taproom.
- Tastes Like Citrus Hazy IPA has won Best Beer in Utah Award.
- Purchasing a canning line to begin distribution to other states.

Historical Results of Operations

- *Revenues & Gross Margin*. For the period ended December 31, 2021, the Company had revenues of $611,610 compared to the year ended December 31, 2020, when the Company had revenues of $691,903. Our gross margin was 62.53% in fiscal year 2022, compared to 73.73% in 2021.
- *Assets*. As of December 31, 2022, the Company had total assets of $332,945, including $109,031 in cash. As of December 31, 2021, the Company had $514,728 in total assets, including $220,789 in cash.

Company had $[illegible] in total assets, including $[illegible] in cash.

- *Net Loss*. The Company has had net losses of $135,782 and net losses of $45,538 for the fiscal years ended December 31, 2022 and December 31, 2021, respectively.
- *Liabilities*. The Company's liabilities totaled $344,392 for the fiscal year ended December 31, 2022 and $430,295 for the fiscal year ended December 31, 2021.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $114,941 in debt and $152,500 in equity.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 48 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

2 Row Brewing LLC cash in hand is $250,000, as of January 2023. Over the last three months, revenues have averaged $46,343/month, cost of goods sold has averaged $21,689/month, and operational expenses have averaged $60,270/month, for an average burn rate of $35,616 per month. Our intent is to be profitable in 9 months.

There have been no material changes in our financials or operations since the date of our financial statements. Once we move, we hope to have better, more profitable revenue streams and more foot traffic for take-home beer.

Revenue and expenses are expected to continue at the current run rate for the next 3-6 months because buildout of the new location will be happening during that time. Higher scale will happen at the end of buildout, but current normal operations will continue until that point.

After our buildout is complete, we anticipate $233k/month in gross revenue at Q2 2023, with $62k in COGS, $90k in OpEx, and net income of $75k.

We are currently not profitable at current volume levels. We are profitable on a per-unit basis, but we do not have enough scale to cover fixed costs. Profitability will come as a result of greater scale and higher taproom margins with this expansion. We expect to need reach profitability in 9 months assuming we are able to open our taproom. We believe we'll need to raise approximately $300,000 in order to do this.

We have raised additional capital through an EIDL loan to cover working capital in the short term.

All projections in the above narrative are forward-looking and not guaranteed.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and

operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Deidria Coleman, certify that:

(1) the financial statements of 2 Row Brewing LLC included in this Form are true and complete in all material respects ; and

(2) the financial information of 2 Row Brewing LLC included in this Form reflects accurately the information reported on the tax return for 2 Row Brewing LLC filed for the most recently completed fiscal year.

Deidria Coleman
Vice President

STAKEHOLDER ELIGIBILITY

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

- i. in connection with the purchase or sale of any security? ☐ Yes ☑ No
- ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No
- iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

- i. in connection with the purchase or sale of any security? ☐ Yes ☑ No
- ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No
- iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

- i. at the time of the filing of this offering statement bars the person from:
  - A. association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No
  - B. engaging in the business of securities, insurance or banking? ☐ Yes ☑ No

C. engaging in savings association or credit union activities? ☐ Yes ☑ No

ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

i. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

ii. places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

iii. bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

i. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

ii. Section 5 of the Securities Act? ☐ Yes ☑ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

☐ Yes ☑ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

☐ Yes ☑ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

INSTRUCTIONS TO QUESTION 30: Final order means a written directive or declaratory statement issued by a federal or state agency, described in Rule 503(a)(3) of Regulation Crowdfunding, under applicable statutory authority that provides for notice and an opportunity for hearing, which constitutes a final disposition or action by that federal or state agency.

No matters are required to be disclosed with respect to events relating to any affiliated issuer that occurred before the affiliation arose if the affiliated entity is not (i) in control of the issuer or (ii) under common control with the issuer by a third party that was in control of the affiliated entity at the time of such events.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and
- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not

misleading.

The Lead Investor. As described above, each Investor that has entered into the Investor Agreement will grant a power of attorney to make voting decisions on behalf of that Investor to the Lead Investor (the "Proxy"). The Proxy is irrevocable unless and until a Successor Lead Investor takes the place of the Lead Investor, in which case, the Investor has a five (5) calendar day period to revoke the Proxy. Pursuant to the Proxy, the Lead Investor or his or her successor will make voting decisions and take any other actions in connection with the voting on Investors' behalf.

The Lead Investor is an experienced investor that is chosen to act in the role of Lead Investor on behalf of Investors that have a Proxy in effect. The Lead Investor will be chosen by the Company and approved by Wefunder Inc. and the identity of the initial Lead Investor will be disclosed to Investors before Investors make a final investment decision to purchase the securities related to the Company.

The Lead Investor can quit at any time or can be removed by Wefunder Inc. for cause or pursuant to a vote of investors as detailed in the Lead Investor Agreement. In the event the Lead Investor quits or is removed, the Company will choose a Successor Lead Investor who must be approved by Wefunder Inc. The identity of the Successor Lead Investor will be disclosed to Investors, and those that have a Proxy in effect can choose to either leave such Proxy in place or revoke such Proxy during a 5-day period beginning with notice of the replacement of the Lead Investor.

The Lead Investor will not receive any compensation for his or her services to the SPV. The Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a fund ("Fund") for accredited investors for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such as circumstance, the Lead Investor may act as a portfolio manager for that Fund (and as a supervised person of Wefunder Advisors) and may be compensated through that role.

Although the Lead Investor may act in multiple roles with respect to the Company's offerings and may potentially be compensated for some of its services, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of securities issued by or related to the Company. As a result, the Lead Investor's interests should always be aligned with those of Investors. It is, however, possiblethat in some limited circumstances the Lead Investor's interests could diverge from the interests of Investors, as discussed in section 8 above.

Investors that wish to purchase securities related to the Company through Wefunder Portal must agree to give the Proxy described above to the Lead Investor, provided that if the Lead Investor is replaced, the Investor will have a 5-day period during which he or she may revoke the Proxy. If the Proxy is not revoked during this 5-day period, it will remain in effect.

Tax Filings. In order to complete necessary tax filings, the SPV is required to include information about each investor who holds an interest in the SPV, including each investor's taxpayer identification number ("TIN") (e.g., social security number or employer identification number). To the extent they have not already done so, each investor will be required to provide their TIN within the earlier of (i) two (2) years of making their investment or (ii) twenty (20) days prior to the date of any distribution from the SPV. If an investor does not provide their TIN within this time, the SPV reserves the right to withhold from any proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations as well as the SPV's reasonable estimation of any penalties that may be charged by the IRS or other relevant authority as a result of the investor's failure to provide their TIN. Investors should carefully review the terms of the SPV Subscription Agreement for additional information about tax filings.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:

(a) a description of the material content of such information;

(b) a description of the format in which such disclosure is presented; and

(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

http://2rowbrewing.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- SPV Subscription Agreement - Early Bird
- Early Bird 2 Row Brewing Subscription Agreement
- SPV Subscription Agreement
- 2 Row Brewing Subscription Agreement

Appendix C: Financial Statements

- Financials 1

Appendix D: Director & Officer Work History

- Brian Coleman
- Deidria Coleman
- Deidria Coleman

Appendix E: Supporting Documents

- ttw_communications_92033_213037.pdf
- Signed_Operating_Agreement_Final.pdf

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

SPV Subscription Agreement - Early Bird

Early Bird 2 Row Brewing Subscription Agreement

SPV Subscription Agreement

2 Row Brewing Subscription Agreement

Appendix C: Financial Statements

Financials 1

Appendix D: Director & Officer Work History

Brian Coleman

Deidria Coleman

Deidria Coleman

Appendix E: Supporting Documents

ttw_communications_92033_213037.pdf
Signed_Operating_Agreement_Final.pdf

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

2 Row Brewing LLC

By

Brian Coleman

Founder and President

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Deidria Coleman

Vice President
2/10/2023

Brian Coleman

Founder and President
2/10/2023

The Form C must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

I authorize Wefunder Portal to submit a Form C to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name,

place and stead to make, execute, sign, acknowledge, swear to and file a Form C on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.